RUMBLEON, INC.
1350 Lakeshore Drive, Suite 160
Coppell, Texas 75019

August 28, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-233399

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-233399) filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 be declared effective by the Commission at or before 4:00 p.m. Eastern Time on Friday, August 30, 2019, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Michael Francis at (305) 982-5581.

Very truly yours,

RUMBLEON, INC.

By: /s/ Steven R. Berrard
Name: Steven R. Berrard
Title: Chief Financial Officer